Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Angel Pond Holdings Corporation

Subject Company: Angel Pond Holdings Corporation

Filer’s Commission File Number: 1-40382

Date: October 31, 2022

We have received numerous inquiries from employees about how the de-SPAC transaction with Angel Pond Holding Corporation (APHC) works, and why we are doing it. I’d like to address those questions.

To recap the general structure of the de-SPAC transaction, APHC and MariaDB Corporation Ab (MariaDB Ab) will be combined in a new company, which will continue as a publicly traded entity after the closing. The new company is currently called Mangomill plc but will be re-named MariaDB plc in connection with the closing at which time MariaDB plc shares are expected to be publicly traded on the New York Stock Exchange. Excluding shares held by APHC’s public shareholders who exercise redemption rights (more on that later), APHC’s outstanding shares will be converted into shares of MariaDB plc on a 1:1 basis and its outstanding warrants will become exercisable for the same number of MariaDB plc shares. On the MariaDB Ab side, our company’s outstanding shares (preferred and common) will be converted into MariaDB plc shares based on an exchange ratio of approximately 0.23 MariaDB plc share for each MariaDB Ab share. (For example, if you currently own 1,000 MariaDB Ab shares, you would receive approximately 230 shares of MariaDB plc.) Likewise, our outstanding options will become options to purchase MariaDB plc shares, with the number of shares issuable on exercise of each option and the per share exercise price to be adjusted in accordance with the exchange ratio.

One important thing to keep in mind is that, as is customary for special purpose acquisition companies (SPACs) like APHC, APHC’s public shareholders currently have a right to have their shares redeemed by APHC immediately prior to closing instead of participating in the merger with us. These are known as redemption rights. To the extent that APHC’s public shareholders exercise redemption rights, those shareholders will not become shareholders of MariaDB plc and the cash used to redeem their shares will come from an existing trust account maintained by APHC, not from MariaDB Ab’s existing cash resources.

Many have asked what percentage of the combined company APHC’s shareholders will own post-merger. The estimated range of ownership for the APHC’s investors (both public and insiders) is from approximately 12% if there is a very high redemption rate to around 36% if no APHC public shareholders exercise redemption rights. Note that if none of APHC’s public shareholders exercise their redemption rights, all the money they invested in APHC’s IPO would go to MariaDB plc - approximately $265million. This would be great for our company as it would give us years of runway, but it is highly unlikely. Most recent de-SPAC transactions have had redemption rates at well over 80%. The more APHC public shareholders that exercise their redemption rights, the less of the funds in APHC’s trust account will be available to the combined company after the closing.

There have been lots of questions about the exchange ratio. It is not a form of dilution per se, but rather a method to allocate ownership of the combined company between MariaDB Ab’s shareholders, on the one hand, and APHC’s shareholders, on the other. The exchange ratio is really just a way to adjust between differing values of MariaDB Ab shares and the APHC shares. APHC’s public shareholders paid $10 per unit (consisting of one share and 1/3 of a warrant exercisable for a share at $11.50) in APHC’s IPO. Because APHC’s obligation to redeem shares from its public shareholders is secured by an amount of cash in a trust account maintained by APHC that is equivalent to what APHC’s public shareholders invested in APHC’s IPO, APHC’s shares were deemed to be worth $10 per share for purposes of allocating ownership between the two companies’ shareholders in the de-SPAC transaction. (Note that, while many call a SPAC a “shell company”, they do have significant cash assets that help support their public stock value.) When we were negotiating the terms of the merger with APHC, we had to agree with APHC on a value for MariaDB Ab. In our arm’s length negotiation with APHC, we agreed on a formula that implies a value for each MariaDB Ab share of around $2.30 immediately upon closing of the de-SPAC transaction - thus the 0.230 estimated exchange ratio ($2.30/$10). This allows APHC and MariaDB Ab to merge together reflecting their negotiated underlying values.

Once the merger closes, everyone will own common shares in the public company, MariaDB plc. In connection with the merger, prior to the merger all of MariaDB Ab’s existing Preferred Shares will convert to MariaDB common shares at a 1:1 ratio - and all the preferences for the current Preferred Shares (such as liquidation preferences) will go away. Of course, as would have been the case with a traditional IPO, the value of the combined company’s shares will fluctuate in the future based on trading in the combined company’s shares after the closing.

A lockup period of six months generally applies to executives, the board, APHC’s founders, and 1% or greater shareholders. Other employee shareholders are only affected by the financial blackout period which happens to be occurring when the de-SPAC merger is closing. It is expected to end within 60 days of the close, at which point you should be free to sell your shares (so long as you are not within the lockup group).

One of the purposes of the de-SPAC transaction is to raise money for company operations. Every time we raise money our existing shares get diluted. A way to minimize dilution is to raise the value of our shares so new investors buy less of the company. The implied per share value of MariaDB’s currently outstanding shares in the de-SPAC transaction immediately upon closing is estimated at around $2.30 per share. This is the highest value we have received to date, which reflects positively on all our efforts to grow the company.

Also, you are urged to review the information below, including the referenced proxy statement/prospectus, for more detailed information about the business combination and its effects on your shareholdings. In addition, attached is an updated FAQ document.

Pete Sinclair

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

Important Information for Investors and Shareholders

In connection with the proposed combination of MariaDB and Angel Pond, Mangomill plc (a subsidiary of Angel Pond) has filed and declared effective a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement that will be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed combination. The documents relating to the proposed combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information
Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed combination, the expected timetable for completing the proposed combination, the benefits and synergies of the proposed combination, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash conditions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed combination disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed combination, (ix) the ability to maintain the listing of Angel Pond’s securities or the combined company’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed combination, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of the combined company’s securities to be issued in the transaction and uncertainty as to the long-term value of the combined company’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health, international conflicts (including in the Ukraine and the related impacts) or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in the Registration Statement under the “Risk Factors” heading, and other documents Angel Pond or Mangomill plc has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed combination, are more fully discussed in the Registration Statement. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and the combined company’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB, Mangomill plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed combination may be obtained by reading the Registration Statement and other documents Angel Pond or Mangomill plc have filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, Mangomill plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.